Effective Delisting of Indosat ADRs from NYSE

Jakarta, Indonesia, 16 May 2013: Further to the announcement on 22 April 2013 detailing PT Indosat Tbk’s (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) intention to delist its American Depositary Receipts (“ADRs”) from the New York Stock Exchange (“NYSE”), the Company announces that following the subsequent filing of a Form 25 with the U.S. Securities and Exchange Commission (“SEC”), the delisting of the Company’s ADRs has become effective as of the close of trading yesterday.

In connection with the delisting, Indosat intends to terminate the registration of its shares with the U.S. SEC in accordance with applicable U.S. law and regulations. The Company expects the termination of the ADR programme to be effective on or about the 24 July 2013.Indosat remains wholly committed to serving its investor base in the U.S. and complying with the highest standards of transparency in its financial reporting and corporate governance disclosure in accordance with the prevailing securities laws and regulations.

For further information please contact:

PT Indosat Tbk.

PT Indosat Tbk.

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

Bank of New York Mellon

Tel:

1-888-2692377

Fax :

1-212-5713050

Website :

www.bnymellon.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2012, it has more than 50 million cellular subscribers through its brands, including IM3 and Mentari. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Ooredoo Group. Indosat shares are listed on the Indonesia Stock Exchange (IDX:ISAT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.

Ends